FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of July


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






BG Group plc



Voting Rights and Share Capital



In accordance with the Disclosure and Transparency Rules we hereby notify the market that as at 30 June 2007:


BG Group plc's capital consisted of 3,563,919,324 ordinary shares in issue.


The number of BG Group plc ordinary shares held in Treasury was 175,268,616.


Therefore, the total number of voting rights in BG Group plc is 3,388,650,708.


The above figure (3,388,650,708) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BG Group plc under the FSA's Disclosure and Transparency Rules.


www.bg-group.com





                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 02 July 2007                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary